Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

NEWBELCO

MERGER

BETWEEN ANHEUSER-BUSCH INBEV SA/NV AND NEWBELCO SA/NV

COMMON DRAFT TERMS OF MERGER

PREPARED IN ACCORDANCE WITH ARTICLE 693 OF THE BELGIAN COMPANIES CODE

These Merger Terms have been prepared jointly by the board of directors of AB InBev and the board of directors of Newbelco, in accordance with article 693 of the Belgian Companies Code in respect of the contemplated merger by absorption of AB InBev by Newbelco.

Capitalised terms used in these Merger Terms shall have the meaning set out in the glossary attached to these Merger Terms as Schedule 1.

1.	OVERVIEW OF THE TRANSACTION

1.1	Announcement and Co-operation Agreement

On 11 November 2015, the AB InBev Board and the SABMiller Board announced in the Rule 2.7 Announcement that they had reached agreement on the terms of the Transaction.

On the same date, AB InBev and SABMiller entered into the Co-operation Agreement, pursuant to which AB InBev agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the pre-conditions and regulatory conditions of the Transaction.

In the Co-operation Agreement, AB InBev and SABMiller agreed, amongst other things, to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorisations or regulatory clearances required in relation to the implementation of the Transaction.

On 26 July 2016, AB InBev announced revised and final terms of the Transaction and on 29 July 2016, SABMiller announced that the SABMiller Board intends to recommend unanimously the Cash Consideration and that SABMiller Shareholders vote in favour of the UK Scheme at the UK Scheme Court Meeting and in favour of the SABMiller Resolutions to be proposed at the SABMiller General Meeting.

1.2	Conditions to the Transaction

The Transaction is subject to several pre-conditions and conditions that are described in detail in the Rule 2.7 Announcement. Such pre-conditions and conditions include amongst others:

-	the obtaining of regulatory approvals from applicable antitrust or competition law authorities in the European Union, the United States, China, South Africa and other relevant jurisdictions; and

-	the approval of the relevant aspects of the Transaction by the AB InBev Shareholders, the Newbelco Shareholders and the SABMiller Shareholders.

As at the date of these Merger Terms, the Transaction has already been approved by a number of antitrust or competition law authorities, including the European Commission, the US Federal Trade Commission, the Ministry of Commerce of the People’s Republic of China and the Competition Tribunal of South Africa and the Financial Surveillance Department of the South African Reserve Bank. Accordingly, AB InBev confirmed on 29 July 2016 that all pre-conditions of the Transaction have been satisfied. In the remaining jurisdictions where regulatory clearance is still pending, AB InBev will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible.

The AB InBev General Meeting, the Newbelco General Meeting (composed of the holders of the Incorporation Shares) and the SABMiller General Meeting are each expected to be held on or around 28 September 2016 to vote on the aspects of the Transaction requiring shareholders’ approval.

Please refer to section 3 of these Merger Terms for more detail on the conditions to the Transaction.

2.	STRUCTURE OF THE TRANSACTION

2.1	Description and schematic overview

2.1.1	Summary description

Under the terms of the Transaction, each UK Scheme Shareholder will have the option to elect for:

●	the Cash Consideration, i.e. cash proceeds in an amount of £45.00 in respect of each UK Scheme Share it owns; or

●	the Partial Share Alternative, i.e. cash proceeds in an amount of £4.6588 as well as 0.483969 Restricted Newbelco Shares in respect of each UK Scheme Share it owns.

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2.1.2	Schematic overview of Transaction structure

2.1.2.1	Current simplified structure

The diagram below sets out the current simplified shareholder structures of AB InBev, SABMiller and Newbelco:

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in section 5.2.1.
-	For purposes of the diagram above, “Free Float (other AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-	The percentage numbers in the diagram above exclude any AB InBev Shares, SABMiller Shares or Newbelco Shares held in treasury.

2.1.2.2	Envisaged simplified structure post-Completion

The diagram below sets out the envisaged simplified shareholder structure of Newbelco upon Completion:

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in section 5.2.1.
-	For purposes of the diagram above, “Free Float (former AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-

The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, New Ordinary Shares and Restricted Newbelco Shares upon Completion, on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco Shares expected to be held in treasury.

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2.1.2.3	Three-stage Transaction structure summary

The Transaction will be implemented through the Proposed Structure which involves three principal steps as follows:

Step 1: the UK Scheme

First, the acquisition of SABMiller by Newbelco through the UK Scheme, a UK law court-sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the UK Companies Act 2006, pursuant to which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares in consideration for each of its UK Scheme Shares.

Notes:

-	The percentage numbers in the diagram above exclude the Deferred Shares, which will be held by SABMiller in treasury.
-

The Incorporation Shares held by Phidias Management SA and SABMiller International BV will be cancelled with effect simultaneously with the completion of the Capital Increase and are therefore not included in the diagram above.

Step 2: the Belgian Offer

Second, the Belgian Offer, a voluntary cash takeover offer made by AB InBev pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which:

(i)

UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration; and

(ii)

UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share, in order to receive the cash element of the Partial Share Alternative, and will retain the relevant proportion of their Initial Newbelco Shares which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation.

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Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in section 5.2.1.
-	For purposes of the diagram above, “Free Float (other AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-

The percentage numbers and absolute share numbers in the diagram above (i) exclude any AB InBev Shares, SABMiller Shares or Newbelco Shares held in treasury, (ii) refer to the expected holdings of Newbelco Shares after closing of the Belgian Offer on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (iii) take into account the Reclassification and Consolidation.

-

The number of 577,690,210 New Ordinary Shares mentioned in the diagram above (i) assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 SABMiller Shares in issue (see footnote 1 for details on the basis on which this number is calculated), and (ii) is calculated taking 1,657,262,457 SABMiller Shares multiplied by 100 and divided by the Consolidation Factor (185.233168056448) less 316,999,695 (which assumes that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO).

Step 3: the Belgian Merger

Third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

Notes:

-	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in section 5.2.1
-	For purposes of the diagram above, “Free Float (former AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
-

The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, New Ordinary Shares and Restricted Newbelco Shares upon Completion on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco Shares expected to be held in treasury.

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2.2	Three-stage Transaction structure

2.2.1	Step 1: the UK Scheme

It is intended that, on or around 26 August 2016, the UK Scheme Document will be despatched to SABMiller Shareholders. The UK Scheme Document will, among other things, incorporate a notice convening a meeting of SABMiller Shareholders for the purpose of approving the UK Scheme.

Under the terms of the UK Scheme:

●

each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns, thereby becoming a Newbelco Shareholder;

●	no UK Scheme Shareholder shall be entitled to transfer any Initial Newbelco Shares, other than transfers made pursuant to the Belgian Offer for a period of 72 hours after the Capital Increase;

●

each UK Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election;

●

UK Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of UK Scheme Shares and not part only;

●

Nominee Shareholders who hold UK Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of UK Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of UK Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is (i) in accordance with the instructions communicated to it by the Underlying Shareholder and (ii) in respect of all of the UK Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

●

UK Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all shall be deemed to have elected for the Cash Consideration in respect of their entire holding of UK Scheme Shares (or, in the case of a Nominee Shareholder, all of its UK Scheme Shares in respect of which no valid Election has been made). No UK Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its UK Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any UK Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant UK

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Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of the UK Scheme Shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking;

●

each UK Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the UK Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme:

¡

UK Scheme Shareholders (other than Nominee Shareholders) who (i) validly elect for the Cash Consideration; (ii) do not validly elect for the Partial Share Alternative; (iii) do not make a valid Election; or (iv) do not make any Election at all, will appoint the UK Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡

Nominee Shareholders, to the extent that they (i) validly elect for the Cash Consideration; (ii) do not validly elect for the Partial Share Alternative; (iii) do not make a valid Election; or (iv) do not make any Election at all, in respect of all or part of their holding of UK Scheme Shares, will appoint the UK Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

¡

UK Scheme Shareholders (other than Nominee Shareholders) who validly elect or are deemed to elect for the Partial Share Alternative will appoint the UK Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such UK Scheme Shareholders to be retained by the relevant UK Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

¡

Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of UK Scheme Shares (with such UK Scheme Shares constituting all of the UK Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose UK Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the UK Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders

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(having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

●

UK Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five US Business Days before the UK Scheme Record Time, and become holders of UK Scheme Shares prior to the UK Scheme Record Time, and make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether through the STRATE System or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in the UK Scheme Document). None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder; or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly; (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations; and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued ordinary share capitall. To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the

[1]

This percentage calculation assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. This number is calculated on the basis of (i) SABMiller’s issued share capital as at the close of business on 30 June 2016 of 1,622,117,877 (excluding 57,976,623 treasury shares); and (ii) 46,228,377 SABMiller Shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 cash settled options and stock appreciation rights), netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of UK Scheme Shares in issue as at the UK Scheme Record Time may end up being higher or lower than 1,657,262,457 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares will need to be issued (or transferred out of treasury).

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size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the UK Scheme Shareholders who have made such Elections will be deemed to have elected for Cash Consideration in respect of the balance of the UK Scheme Shares held by them.

Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by (i) first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (taking into account any pro rata scaling back and minor adjustments as described below) by the Consolidation Factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial Newbelco Shares held by such UK Scheme Shareholders will be tendered into the Belgian Offer for cash.

Minor adjustments to the entitlements of UK Scheme Shareholders pursuant to Elections in respect of the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of SABMiller and AB InBev on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to scale back and rounding as described above) pursuant to the Elections for the Partial Share Alternative as nearly as may be practicable. Such adjustments shall be final and binding on all UK Scheme Shareholders.

Where Nominee Shareholders have made aggregate Elections on behalf of Underlying Shareholders, such scale back, rounding and minor adjustments will be applied at the level of the Nominee Shareholder (as the UK Scheme Shareholder) and will not take account of the underlying instructions of Underlying Shareholders.

As a result, UK Scheme Shareholders who make a valid Election (or are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Newbelco Shares, or the exact amount of cash, they will receive pursuant to the Transaction until the settlement of consideration for the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.38% of SABMiller’s issued ordinary share capital2. If Elections for the Partial Share Alternative are scaled back as described above, the Election made by or on behalf of Altria and BEVCO will be scaled back on the same basis as each other UK Scheme Shareholder.

It is currently intended that the UK Scheme will become effective on or around 5 October 2016. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting. Following the UK Scheme becoming effective, Newbelco will cancel all of the Incorporation Shares with effect simultaneously with the completion of the Capital Increase, such that the UK Scheme Shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Newbelco Shares following completion of the Capital Increase. Assuming that the legal transfer of the UK Scheme Shares from the UK

[2]	As at 30 June 2016 and excluding any shares held in treasury.

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Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective, it is currently expected that the Capital Increase will occur on or around 6 October 2016.

It is expected that, as soon as reasonably practicable after the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, SABMiller will be re-registered as a private company under the relevant provisions of the UK Companies Act 2006.

2.2.2	Step 2: the Belgian Offer

After completion of the Capital Increase, AB InBev will make the Belgian Offer, a voluntary cash takeover offer pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares issued to the UK Scheme Shareholders as a result of the UK Scheme. The FSMA has granted, at AB InBev’s request, certain derogations in the context of the Belgian Offer, including in respect of the duration of the Belgian Offer which will be open for one day only. It is currently intended that the Belgian Offer will be made on the day following the date on which the Capital Increase occurs (i.e. on or around 7 October 2016) or as soon as reasonably practicable thereafter.

Under the Belgian Offer, AB InBev will offer to purchase the Initial Newbelco Shares held by UK Scheme Shareholders immediately after the Capital Increase for cash consideration of £0.45 per Initial Newbelco Share.

Acceptances by the UK Scheme Shareholders in respect of the Belgian Offer will be made by the UK Agent acting on behalf of the UK Scheme Shareholders on the basis of the Elections (or deemed Elections) made by such UK Scheme Shareholders and the number of Initial Newbelco Shares to be tendered by each UK Scheme Shareholder will depend on their Election (or deemed Elections) as follows:

●

in respect of UK Scheme Shareholders who have validly elected (or are deemed to have elected) for the Cash Consideration, AB InBev will purchase all of the Initial Newbelco Shares held by such UK Scheme Shareholders (or, in the case of Nominee Shareholders, all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of UK Scheme Shares in respect of which the Nominee Shareholders have validly elected (or are deemed to have elected) for the Cash Consideration); and

●

in respect of UK Scheme Shareholders who have validly elected (or are deemed to have elected) for the Partial Share Alternative, in order to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described above), AB InBev will purchase the number of Initial Newbelco Shares equal to

¡

the total number of Initial Newbelco Shares issued to each such UK Scheme Shareholder in consideration for the transfer of UK Scheme Shares in respect of which it validly elected (or is deemed to have elected) for the Partial Share Alternative (being (i) in the case of UK Scheme Shareholders other than Nominee Shareholders, all of the Initial Newbelco Shares held by such UK Scheme Shareholders; or (ii) in the case of Nominee Shareholders, all of the Initial Newbelco Shares held by such Nominee Shareholders on behalf of the relevant Underlying Shareholders), minus

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¡

the number of Initial Newbelco Shares (rounded up to the nearest whole number of Initial Newbelco Shares) that will be retained by such UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares. As it is only possible for whole numbers of Initial Newbelco Shares to be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by:

(i)

first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (being (a) the number of UK Scheme Shares in respect of which such UK Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (b) 0.483969, taking into account any pro rata scaling back and minor adjustments as described above) by the Consolidation Factor of 185.233168056448; and

(ii)	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

The Belgian Offer is expected to be open for one day only, which is currently expected to be the day following that on which the Capital Increase occurs, or as soon as reasonably practicable thereafter.

UK Scheme Shareholders will, however, have had the opportunity to make an Election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that Election) and instruct the UK Agent during the UK Scheme process accordingly (from the time the UK Scheme Document is despatched or made available to them).

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, UK Scheme Shareholders registered on the South African Register will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand.

Upon the passing of the notarial deed acknowledging the closing of the Belgian Offer, pursuant to the Reclassification and Consolidation, the Initial Newbelco Shares will be reclassified and consolidated as follows:

●

all Initial Newbelco Shares retained by the former UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will be reclassified and consolidated into Restricted Newbelco Shares on the basis of a ratio of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares retained (and the number of Restricted Newbelco Shares resulting from such reclassification and consolidation will be rounded down to the nearest whole number);

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●

as a result, the UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will hold between 316,999,695 and 326,000,000 Restricted Newbelco Shares, depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative;

●

all Initial Newbelco Shares acquired by AB InBev pursuant to the Belgian Offer will be consolidated into New Ordinary Shares on the same ratio, on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held by AB InBev (and the number of New Ordinary Shares resulting from such consolidation will be rounded down to the nearest whole number); and

●	as a result, AB InBev will hold between 568,689,906 and 577,690,210 New Ordinary Shares (depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative). [3]

Following the closing of the Belgian Offer, and completion of the Reclassification and Consolidation, and pending Completion, the shareholders of Newbelco will be (i) AB InBev and (ii) the holders of the Restricted Newbelco Shares (being the UK Scheme Shareholders who validly elected or are deemed to have elected for the Partial Share Alternative).

2.2.3	Step 3: the Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which AB InBev Shareholders and holders of AB InBev ADSs will become Newbelco Shareholders and holders of Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group.

The Belgian Merger will be submitted to a vote of the AB InBev Shareholders at the AB InBev General Meeting and to a vote of the Newbelco Shareholders (i.e., at the time the approval will be sought, the holders of the Incorporation Shares) at the Newbelco General Meeting, both of which are scheduled to take place on 28 September 2016. If approved, it is currently expected that the Belgian Merger will become effective on or around 10 October 2016. AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who collectively held approximately 51.68% of the voting rights attached to AB InBev’s shares outstanding as at 30 June 2016, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

As a consequence of the Belgian Merger, Newbelco will acquire all New Ordinary Shares held by AB InBev after the Belgian Offer and the Reclassification and Consolidation. Upon Completion, all such New Ordinary Shares will be cancelled, except for 85,000,000 of such New Ordinary Shares, which will be retained by Newbelco and held as treasury shares after Completion.

[3]

The number of shares mentioned in this paragraph assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. See footnote 1 for the calculation of the number of 1,657,262,457 UK Scheme Shares.

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Pursuant to the Belgian Merger:

●	AB InBev Shareholders will receive one New Ordinary Share for each AB InBev Share they hold at the record date for the Belgian Merger; and

●

upon the exchange of AB InBev Shares for New Ordinary Shares, the AB InBev ADSs, each currently representing one AB InBev Share, will instead each represent one New Ordinary Share, thereby becoming Newbelco ADSs.

Upon Completion, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon Completion, AB InBev will be dissolved by operation of Belgian law.

The terms and conditions of the Belgian Merger are further detailed in section 5 of these Merger Terms.

2.2.4	Resulting capital structure and listings

Pursuant to the Proposed Structure:

●

Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as of all of the assets and liabilities of AB InBev upon Completion and will therefore become the new holding company for the Combined Group; and

●

the shareholders of Newbelco upon Completion will be (i) the AB InBev Shareholders and (ii) those UK Scheme Shareholders who will hold Restricted Newbelco Shares after the Reclassification and Consolidation[4].

Subject to Completion, Newbelco currently expects that the New Ordinary Shares will be admitted to listing (as primary listing) on Euronext Brussels, with the listing intended to occur on or about the first Business Day following Completion. It is also intended that the New Ordinary Shares will, at the same time, be listed (as secondary listings) on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs (each representing one New Ordinary Share) will be listed on the NYSE.

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. Restricted Newbelco Shares may also be subject to conversion earlier in certain specific limited circumstances detailed in the articles of association of Newbelco. From Completion, such Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights.

Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative, and assuming no additional AB InBev Shares are issued after the date of these Merger Terms, former AB InBev Shareholders and/or former holders of AB InBev ADSs are expected to own approximately between 83.14% and 83.53% of Newbelco’s share capital immediately following the Belgian Merger and UK Scheme

[4]	Except for Newbelco and former AB InBev subsidiaries that will hold Newbelco Shares in treasury.

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Shareholders are expected to own approximately between 16.47% and 16.86% of Newbelco’s share capital immediately following the Belgian Merger. Accordingly, the dilution that will arise for holders of AB InBev Shares upon completion of the Belgian Merger is expected to be approximately between 16.47% and 16.86%.5

2.2.5	Value Reduction

Under the terms of the Transaction, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by the amount of all or part of any such excess, in the case of a Permitted Dividend, or otherwise by the amount of all or part of any such dividend or other distribution. In calculating the amount of any Value Reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of any Value Reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 pm London time on the same date).

In the event of any Value Reduction, the price of the Belgian Offer shall be automatically reduced accordingly.

The SABMiller Board has proposed the Final Dividend for the year ended 31 March 2016. The Final Dividend was approved by SABMiller’s annual general meeting on 21 July 2016 and will be payable on 12 August 2016. Both the Final Dividend and the interim dividend of US$0.2825 declared by the SABMiller Board for the six-month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends.

2.3	Timetable and possible extensions

All dates given in these Merger Terms as dates on which the relevant steps of the Transaction are intended to take place are indicative. These dates may be changed and, if so, the boards of directors of AB InBev and Newbelco will inform the shareholders of AB InBev and Newbelco accordingly at, or prior to, respectively, the AB InBev General Meeting and the Newbelco General Meeting, without having to file any amended version of the Merger Terms.

[5]

The percentage calculations in this paragraph exclude treasury shares and are based on the number of AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L.

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3.	CONDITIONS PRECEDENT

The Transaction is subject to a certain number of pre-conditions and conditions. In addition, each of the three steps of the Transaction is conditional on completion of the preceding step. As noted above, AB InBev confirmed on 29 July 2016 that all pre-conditions to the Transaction have been satisfied. The paragraphs below describe the outstanding conditions of the Transaction.

3.1	The UK Scheme

To become effective, the UK Scheme requires approval at the UK Scheme Court Meeting, which is a meeting (or meetings) convened with the permission of the UK Court, from a majority in number of those holders of UK Scheme Shares (or any class or classes thereof) as at the Voting Record Time who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% in value of the UK Scheme Shares voted by them.

It will be necessary for SABMiller to determine with the UK Court whether, for the purposes of voting at such meeting, all of the shareholders of SABMiller should be treated as one class (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The UK Court will consider whether the legal rights of the shareholders of SABMiller under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for particular shareholders of SABMiller to be distinguished as a separate class. SABMiller announced on 29 July 2016 that it intends to propose to the UK Court that Altria and BEVCO be treated as a separate class of shareholders.

It is currently intended that the UK Scheme Court Meeting will be held on or around 28 September 2016. Implementation of the Transaction will also require the passing of the SABMiller Resolutions at the SABMiller General Meeting, which is expected to be held immediately after the UK Scheme Court Meeting.

Implementation of the UK Scheme will furthermore require the Newbelco Shareholders (i.e., at the time the approval will be sought, the holders of the Incorporation Shares) to have approved the Capital Increase. It is currently intended that the Newbelco General Meeting to approve such matters will be held on or around 28 September 2016.

Following the UK Scheme Court Meeting and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the UK Court. The UK Scheme Court Sanction Hearing is currently intended to be held on or around 5 October 2016.

The UK Scheme will only become effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting.

Following the UK Scheme becoming effective, it is currently expected that the Capital Increase will complete on or around 6 October 2016 (assuming that the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective).

In addition to the shareholder approval requirements and sanction by the UK Court, as described above, the UK Scheme is subject to a number of other outstanding conditions and further terms. Such conditions include (i) obtaining certain regulatory clearances and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions. In addition, all conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural conditions) must be satisfied in order for the UK Scheme to become effective.

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3.2	The Belgian Offer

The Belgian Offer is conditional on:

●	the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

●

the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the UK Court may approve, if such approval(s) is or are required);

●	the UK Scheme Shares being registered in the name of Newbelco; and

●	the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

3.3	The Belgian Merger

The Belgian Merger is conditional on:

●	the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

●	the Newbelco Resolutions being passed by the requisite majority of holders of Incorporation Shares at the Newbelco General Meeting;

●	the Belgian Offer completing in accordance with its terms;

●

the Initial Newbelco Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the Final Notarial Deed (or such later date as AB InBev may determine); and

●	the passing of the Final Notarial Deed.

Section 5.3 of these Merger Terms describes the conditions precedent to the Belgian Merger in more detail.

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4.	RATIONALE OF THE TRANSACTION

4.1	Strategic rationale for the Transaction

AB InBev believes the Transaction will allow both businesses to significantly accelerate their respective growth strategies and create enhanced value for the benefit of all stakeholders, as set out below.

4.1.1	A compelling opportunity

The combination of AB InBev and SABMiller will create a truly global brewer and one of the world’s leading consumer products companies. Given the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the Combined Group will have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

AB InBev believes that the Transaction is in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

4.1.2	Combination to generate significant growth opportunities, benefiting stakeholders around the world

AB InBev believes that further significant growth opportunities will arise from marketing the Combined Group’s joint brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the new organisation.

Strong brand building experience and success in developing global brands, national icons and local brands have been critical success factors for both AB InBev and SABMiller. The Combined Group’s portfolio of complementary global and local brands will provide more choices for beer drinkers in new and existing markets. In addition, AB InBev believes that bringing together the capabilities of both companies will lead to further product and service innovations for its consumers around the globe.

The Combined Group will also have access to some of the most important sports, music and other marketing properties in the world. For example, Budweiser has been a sponsor of the FIFA World Cup™ since 1986.

4.1.3	Africa will play a unique role in the Combined Group

Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa being expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

AB InBev does not currently have any significant operations in Africa and believes that the continent will play a vital role in the future of the Combined Group, building upon the strong history and success of SABMiller in the region dating back to the 19th century.

On 14 April 2016, AB InBev announced that it had entered into the EDD Agreement, an agreement with the South African Government in terms of which AB InBev made commitments to contribute to South Africa.

The commitments to South Africa made by AB InBev in the EDD Agreement relate to employment, agricultural development, enterprise development, local production and procurement, the maintenance of the Zenzele Scheme, the participation of small beer brewers

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in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in Johannesburg.

AB InBev will make available over a five-year period commencing on Completion, through direct investments and through a fund to be established by AB InBev, an aggregate amount of ZAR1 billion for investment in the programmes in South Africa contemplated by the EDD Agreement.

As a sign of its commitment to South Africa, in January 2016, AB InBev completed a secondary (inward) listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after Completion, the New Ordinary Shares will be listed on the Johannesburg Stock Exchange, through a secondary listing, which will replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the City of Johannesburg which is subject to Completion and the goal of which will be to reduce the harmful use of alcohol and promote enterprise development. As part of this partnership, AB InBev has committed to an investment of ZAR 50 million over five years.

4.1.4	Building a Better World Together

Both AB InBev and SABMiller strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain - from farmers to brew masters to truck drivers to customers - as well as by aspiring to the highest standards of corporate social responsibility. The Transaction will allow the two companies to benefit from, and build upon, each other’s successes.

With the launch of the UN Sustainable Development Goals in September 2015, an expectation was set that business will play its part in addressing the world’s challenges. Both companies have strong programmes that partner with stakeholders to encourage the responsible enjoyment of their products, to reduce the impact on the environment with a focus on water, energy, and recycling, and to improve the communities where they live and work. The Combined Group will consolidate these programmes and set stretching targets for its direct operations, in particular to reduce water use and carbon emissions. AB InBev also recognises the importance of looking beyond direct operations to the value chain and broader society.

AB InBev and SABMiller operate in many communities that face major social and environmental challenges, and they know that long-term business growth and success depends on the prosperity and resilience of these communities. Both companies have set global priorities around sustainable development, but also take a local approach to understanding how these challenges affect local communities. They have developed strong partnerships to benefit communities and the environment, and grow business value by helping to tackle these challenges.

For example, in order to accelerate growth and social development through its value chains, SABMiller has committed to support hundreds of thousands of small-scale farmers, retailers and entrepreneurs to prosper, in particular women-owned businesses. It works to identify value opportunities from reducing waste and carbon emissions, for example creating new employment in recycling businesses; and to ensure that locally sourced brewing crops are grown in a way that boosts farmer incomes and improves food and resource security. Through its Better Barley Better Beer programme in South Africa, SABMiller is working with the World Wildlife Fund (WWF) to improve the economic, environmental and social sustainability of barley production, and through Go Farming, SABMiller has pioneered brewing with crops such as sorghum and cassava across Africa, driving growth through new affordable brands while creating new incomes for smallholder farmers.

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Similarly, AB InBev is supporting local barley growers through its SmartBarley program, which provides a platform for exchanging malt barley best practices that helps growers improve their productivity, profitability and natural resource efficiency. It also invests in key partnerships in the areas of education, economic development, responsible drinking and environmental protection to support its local communities.

Both AB InBev and SABMiller have invested in understanding local water risks and establishing solutions based on collective action and partnerships, in order to secure water resources for all users, including local communities.

It is AB InBev’s intention that following Completion, the Combined Group will consolidate these programmes where applicable, identify best practices and leverage the capabilities of both AB InBev and SABMiller.

4.1.5	Building the best global talent pool

AB InBev believes that the Transaction will bring together two companies with deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality.

AB InBev believes that the Combined Group can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

AB InBev and SABMiller are truly international organisations, with over 30 nationalities represented in the most senior management positions. The management teams have extensive market expertise offering management experience in complementary regions worldwide.

4.1.6	Generating attractive synergies and creating additional shareholder value

As noted in the Rule 2.7 Announcement, AB InBev believes that the Combined Group will generate attractive synergies and create additional shareholder value. Further details on such synergies and additional shareholder value will be made available in the UK Scheme Document.

4.2	Building on the strengths of both companies

The Transaction brings together two of the world’s leading consumer products companies. AB InBev believes that AB InBev and SABMiller will be able to achieve more together than they could have achieved separately, by building on the strengths of both companies.

AB InBev believes and intends the following:

4.2.1	Global platform with strong market positions in key markets and geographic diversification

AB InBev believes the combination of the two companies will create a geographically diversified global platform, balancing the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the southern and northern hemispheres, AB InBev expects the Combined Group to benefit from the natural hedge against local or regional market, economic and seasonal volatility.

AB InBev is the world’s largest brewer, holding leading positions in the majority of the markets where it has chosen to operate. As of the date of these Merger Terms, it holds the

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number one position in terms of total market share of beer by volume, based on its estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. AB InBev estimates that in China, the world’s largest beer market by volume, it holds the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category.

AB InBev believes SABMiller is also well placed. AB InBev believes SABMiller has the greatest exposure to developing markets of any international brewer, holding directly, or through its associates and joint ventures, the number one or two positions in terms of total market share of beer by volume in many countries across Africa and Latin America. In these developing markets AB InBev believes beer is seen as aspirational, with the primary growth drivers being affordability and availability of largely core brands. As these economies grow in future years, and disposable incomes rise, AB InBev expects the demand for beer will also grow, initially through local brands, but over time, through global and international premium brands.

The global distribution network of the Combined Group will, depending on the location, be operated either by the Combined Group or through strong partnerships with wholesalers and local distributors. AB InBev believes that the expanded reach of the Combined Group will provide a strong platform to grow its global and multi-country brands, while developing local brands tailored to regional tastes and trends.

4.2.2	Strong brand portfolio with global, multi-country and local brands

The Combined Group’s brands will be its foundation and the cornerstone of its relationships with consumers.

Beer

The Combined Group will manage a portfolio of well over 400 brands of beer and non-beer, consisting of premium or high-end brands, core brands and value, discount or sub-premium brands, differentiated by quality and price.

The combined portfolio will comprise three brand categories:

●

Global brands: AB InBev’s three global brands, Budweiser, Corona and Stella Artois, will capitalize on common consumer values and experiences across borders, and have the strength to be marketed worldwide;

●

Multi-country brands: These are brands with a strong consumer base in their home country, but which resonate with consumers in other selected markets. They include, for example, Beck’s, Castle Lager, Castle Lite, Hoegaarden and Leffe; and

●

Local brands: Offering locally popular tastes, local brands such as Aguila, Bud Light, Cristal, Victoria, Skol, Victoria Bitter, Cass and Harbin connect particularly well with consumers in their home markets.

The Combined Group will focus its attention on its core to premium brands, using a “Focus Brands” strategy. Focus Brands are brands which AB InBev believes have the best long-term growth potential, and in which the Combined Group will invest the majority of its resources (money, people and attention). These brands include AB InBev’s three global brands, the Combined Group’s multi-country brands and selected local brands.

As a result of this approach, the Combined Group will make clear brand choices and invest in those brands that build deep connections with consumers and meet their needs. From time to time, the Combined Group may also seek to dispose of certain brands which it determines no

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longer fit within the ‘Focus Brands’ strategy. The Combined Group will seek to replicate its successful brand initiatives, market programs and best practices across multiple geographic markets, where relevant and applicable.

The Combined Group will invest in its brands to create a long-term and sustainable competitive advantage, by aiming to meet the various needs and expectations of consumers and by developing leading brand positions around the globe. This investment will aim to reinvigorate the Combined Group’s core brands so they remain relevant for today’s millennial consumers, and broaden beer’s appeal so that it is the drink of choice for more people on an increasing number of occasions.

Near Beer

Some of AB InBev’s recent innovations have stretched beyond typical beer occasions, such as the Best Damn and Lime-A-Rita families in the United States, and MixxTail in China and Argentina. These innovations are designed to grow the near beer category, and to improve the Combined Group’s share of the total alcohol market, by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting beverages with higher alcohol content.

No alcohol beer and lower alcohol beer (NABLAB)

The Combined Group will also empower consumers to make smart drinking choices by expanding its product portfolio with the goal of ensuring that its no- and lower- alcohol beer products represent at least 20% of its global beer volume by the end of 2025.

Soft drinks

While its core business will be beer, the Combined Group will also have an important presence in the soft drinks market. SABMiller currently has soft drinks operations in Africa (through its majority shareholding in Coca Cola Beverages Africa, Africa’s largest soft drink beverage company), Central America and South America, and Ambev (the Brazilian subsidiary of AB InBev) has soft drinks operations in South America and the Caribbean. Soft drinks include both carbonated and non-carbonated soft drinks.

The Combined Group will also have interests in certain water bottling and distribution businesses in Mexico, Argentina, Brazil, Ecuador, El Salvador, Honduras, Panama, Peru, and throughout Africa.

The Combined Group will additionally produce non-alcoholic malt beverages throughout Africa, Central America and South America under brand names including Beta Malt, Grand Malt, ActiMalta, Malta Vigor and Pony Malta.

Other alcoholic beverages

The Combined Group will also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names including Chibuku, Chibuku Super, Imvelo and Nzagamba.

The Combined Group will further have interests in wines and spirits operations and distribution businesses in Australia, Kenya, Mozambique, Nigeria and Tanzania.

4.2.3	Strong insights-driven brand development capabilities, and commercial excellence programs

As a consumer insights-driven company, the Combined Group will strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers. AB InBev

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expects this will help to ensure its offerings remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. The Combined Group’s approach to innovation will be disciplined, and aimed at reinvigorating the beer category.

The Combined Group will continue to develop the close relationship which exists between its insight and innovation teams, in order to enhance its understanding of current and expected market trends, drive consumer research processes, and trigger innovation concepts. Successful examples of products recently developed as a result of AB InBev’s insights work include Skol Beats Senses and Brahma 0.0 (Brazil), the Rita family of products and a re-closeable 16-ounce aluminium bottle (United States), MixxTail (Argentina and China), Cubanisto (United Kingdom and France) and Budweiser Supreme (China).

In order to ensure the consumer gets the right brand on the right occasion, it is important to have coherent execution throughout the commercial process. The Combined Group will therefore seek to continue to develop and enhance its integrated marketing and sales excellence programs, in order to continuously improve the quality of its sales and marketing capabilities and processes, ensure they are fully understood by all relevant employees, and consistently followed.

4.2.4        Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, the AB InBev management, including the management of its predecessor companies, has executed a number of combination transactions of varying size, with acquired businesses being successfully and smoothly integrated into AB InBev’s operations, realizing significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch in November 2008, the combination with Grupo Modelo in June 2013, and the reacquisition of Oriental Brewery, the leading brewer in South Korea, in April 2014.

AB InBev’s strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into its global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

The SABMiller management team also has a solid track record of successful integrations, including the Miller Brewing Company in 2002, Bavaria in 2005 and Foster’s in 2011.

The Combined Group will utilise these skills and experiences with the goal of completing the integration of the two companies in a timely fashion, with minimal disruption to the business, and maximising the capture of cost synergies.

4.3	Combined Group strategy built on a clear and consistent business model

AB InBev intends that the business model for the Combined Group will be focused on organic revenue growth ahead of the industry, coupled with tight management of costs, which, if achieved, would lead to EBITDA margin expansion and long term, sustainable value creation for its shareholders and stakeholders. This business model will be supported by strict financial discipline regarding the generation and use of cash, and underpinned by AB InBev’s powerful Dream, People, Culture platform.

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AB InBev believes and intends the following:

4.3.1	Dream, People, Culture

The Dream is to be “the Best Beer Company Bringing People Together for a Better World”.

The “Best Beer Company” element relates primarily to the Combined Group’s aim of building and maintaining highly profitable operations, with leading brands wherever it chooses to operate.

With its strong brand portfolio, the Combined Group will be “Bringing People Together” in ways that few others can. By building common ground, strengthening human connections and helping its consumers share unique experiences, the Combined Group will be able to achieve something together that cannot be accomplished alone.

The term “Better World” articulates the belief that all stakeholders will benefit from good corporate citizenship, finding expression in the Combined Group’s work to promote responsible enjoyment of its products, protecting the environment and giving back to the communities in which the Combined Group will operate. The Combined Group will discourage consumers from excessive or underage drinking, and drinking and driving. It will achieve this through marketing campaigns and program initiatives, including AB InBev’s Smart Drinking Goals, often in partnership with governments, other private sector companies and community organizations, as well as ensuring that its marketing is directed to legal age consumers, as outlined in AB InBev’s Responsible Marketing and Communications Code.

AB InBev believes that People will be one of the greatest strengths of the Combined Group, and that its leaders should be judged by the quality of the teams they build. The Combined Group will seek to continue to recruit, develop and retain great people, give them the development opportunities and challenges to grow at the pace of their talent, and reward them accordingly. A strong target-related variable payment program will be an important element in the Combined Group’s compensation structure.

The Culture of the Combined Group will be based on an ownership mind set. AB InBev believes that owners take results personally. Owners are never completely satisfied with their results, and are always looking for continuous improvement. Owners recognise that consumers are at the centre of everything the Combined Group will do and that the Combined Group will need to offer them brand experiences that play a relevant and meaningful role in their lives, and always in a responsible way. Owners manage costs tightly in order to free up resources to support sustainable and profitable top line growth. Owners lead by example and never ask their people to do things they would not do themselves. Finally, owners believe in common sense and simplicity, rather than unnecessary sophistication and complexity, and never take shortcuts. AB InBev believes that an ownership mind set, coupled with informality, meritocracy, integrity, hard work, quality and responsibility, will be key to the long term success of the Combined Group.

4.3.2	Organic revenue growth

The Combined Group will aim to grow revenue organically ahead of the benchmark of industry volume growth plus inflation, on a country-by-country basis. To achieve this goal the Combined Group will build on the work by AB InBev and SABMiller in developing a deep understanding of both consumers’ needs and the occasions when they enjoy beer and other alcohol beverages. Some of AB InBev’s insights from this work include the following:

●	consumers around the world are more similar than different;

●

the Combined Group’s brands must remain relevant to existing consumers, be capable of winning new consumers, and secure their long-term brand loyalty. The Combined Group should continue to invest to drive strong consumer preference for its brands and continued premiumization of its brand portfolio;

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●

opportunities exist to develop brands and offerings to gain share of alcohol on non-traditional beer occasions. The Combined Group should further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal;

●

the Combined Group should seek to build connections with its consumers at the point-of-sale, in partnership with distributors, off-trade retailers and on-trade points-of-sale, by further improving the quality of the consumer’s shopping experience and consumption occasions; and

●	the Combined Group must leverage social and digital media platforms to reach out to existing and potential consumers and build connections with its brands.

These insights will enable the Combined Group to better understand the key moments of consumption, and to focus its sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. AB InBev believes that, by understanding, embracing and enriching consumption moments and occasions, the Combined Group will have the opportunity to accelerate revenue growth and deliver increased shareholder value.

The insights AB InBev has gained have led to the identification of four global commercial priorities for the Combined Group:

●	growing its global brands;

●	premiumizing and invigorating beer;

●	elevating the core; and

●	developing the near beer segment.

Growing the Combined Group’s global brands

Growing the Combined Group’s global brands involves leveraging the strength of Budweiser, Stella Artois and Corona to form strong connections with consumers around the world. To reach that goal, the Combined Group will seek to increase its investments in sales and marketing programs that build on each brand’s distinct image and consumer positioning.

Budweiser, a brand identified with celebration and optimism, has sponsored events as diverse as Chinese New Year celebrations, a visit by the Clydesdales to Moscow and St. Petersburg, an amateur soccer digital video contest in the UK, and the Made in America music festival.

In 2015, Stella Artois created unique, immersive experiences such as “Sensorium” in Toronto and “Stars” in New York City, that highlighted the values of sophistication and worth by emphasizing the brand’s heritage, quality and craftsmanship. In 2016, more consumer experiences and events will be launched in different key countries for the brand.

Corona’s brand essence of escapism and relaxation is reflected in its Corona SunSets top-tier festivals and local music events in more than 20 countries, as well as the sponsorship of the World Surf League. Strong execution in both on-trade and off-trade channels has also been critical. AB InBev’s “Spiritual Homes” program for Corona, in which AB InBev creates a complete Corona-themed environment in a bar, is an example of how the Combined Group will strive to bring its brands to life through consistent and unique experiences for its consumers, wherever they enjoy its products.

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Premiumizing and invigorating beer

Premiumizing and invigorating beer involves creating more excitement and aspiration around beer, especially among millennial consumers. The development of the craft category in the US, and increasingly around the world, is a prime example of how new vigor and energy can be brought to the consumer’s experience with beer. In recent years, AB InBev has been building a position in the craft space with acquisitions in the US. In 2015, AB InBev also expanded its global craft portfolio with acquisitions in other countries including the UK, Mexico, Canada, Colombia and Brazil. AB InBev expects the Combined Group to continue this trend.

Encouraging consumers to see beer in new and fresh ways means the Combined Group must seek to do the same. To encourage this behaviour, AB InBev has created a Disruptive Growth team to explore opportunities beyond the traditional areas of brands, brewing or marketing campaigns. One area being explored by the team is how technology can enhance distribution, packaging, and other aspects of the consumer’s experience. The team has identified a number of initiatives which, while initially small in their individual impact, could eventually become game-changing in the years ahead. These initiatives include, for example, digital solutions and craft e-commerce platforms that allow consumers to order beer for quick delivery, and are being piloted in several countries, including Mexico, Brazil and Canada.

Elevating the core

Elevating the core will be focused on raising the perception and relevance of the Combined Group’s core brands, which will deliver the majority of its volume and revenue. Compelling, differentiated messaging and large scale activations that convey the unique character, quality and emotional appeal of its core brands, are some of the tools AB InBev is already using to seek to elevate the core. One example is the “Brewed the Hard Way” campaign for Budweiser in the US. The campaign sent a strong message that evoked the brand’s heritage of quality and craftsmanship — and connected with consumers who respect those values.

Updated visual identities for the Combined Group’s brands are also expected to help to elevate the core. The Combined Group will continually invest in new eye-catching designs and packaging innovations such as aluminium bottles and new pack sizes that encourage consumers to take a fresh look at its brands. For example, in 2015, among other initiatives, AB InBev announced a bold new package design for Bud Light in the US, launched Negra Modelo in cans in Mexico, and increased its share of returnable glass bottles for many of its brands in Brazil, as part of an affordability strategy.

The Combined Group will also seek to elevate its core brands to win the hearts and minds of a new generation of consumers — young adults of legal drinking age. To do this, the Combined Group will aim to connect its core brands with the passion points that inspire millennials, by focusing on events where its brands can develop a strong connection in such areas as music, sports, food and film.

Developing the near beer segment

Developing the near beer segment is just one way in which the Combined Group will seek to respond to consumer demand for more choice and excitement. In particular, AB InBev believes it is currently competing more effectively for share of the total alcohol market by launching innovative products that offer malt beverage alternatives to wine and hard liquor. AB InBev views this near beer category as a major global opportunity for the Combined Group. For example, variants of AB InBev’s MixxTail product are now sold in Argentina, the

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U.S. and China. The success of Skol Beats Senses in Brazil led AB InBev to introduce Cass Beats in South Korea. The popularity of brands such as Cubanisto in the UK, France and Belgium also shows the potential of the flavored beer category.

4.3.3	Cost management and efficiency

The Combined Group will strive to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings by seeking to:

●

maintain long-term cost increases below inflation, benefiting from the application of cost efficiency programs such as Zero-Based Budgeting and Voyager Plant Optimization, internal and external benchmarking, as well as from the Combined Group’s scale;

●	leverage the Global Procurement Center, to generate further cost efficiencies, and build on the Combined Group’s supplier relationships to bring new ideas and innovation to its business; and

●	continue to share best practices across all functions, as well as benchmark performance externally against other leading companies.

AB InBev believes that cost management and efficiency will be part of an ongoing process, and fuelled by an ownership mind set.

4.3.4	Financial discipline and capital allocation

AB InBev intends that the Combined Group will exercise strict financial discipline in the generation and use of cash. This will include the goal of generating significant operating cash flow from growth in the Combined Group’s operating activities, tight working capital management and a disciplined approach to capital expenditure. AB InBev expects that the sharing of working capital best practices between AB InBev and SABMiller will generate additional cash flow benefits which have not been quantified at this stage.

AB InBev believes that the Combined Group should target an optimised capital structure reflected in a long-term goal of achieving a Net Debt/EBITDA ratio of approximately 2 times. AB InBev intends for the priorities for capital allocation to be as follows:

●	investing in the organic growth of the Combined Group’s business;

●	deleveraging to around the 2 times level; and

●

investing in non-organic external growth. Non-organic external growth is a core competency and the Combined Group will continue to consider suitable opportunities as and when they arise, subject to its strict financial discipline.

AB InBev intends that the Combined Group’s goal will be for dividends to grow in line with the non-cyclical nature of its business. Dividend yield, earnings pay-out and free cash flow pay-out, in comparison to other consumer products companies, will be an input to the decision on dividend payments. In light of the increased debt that would result from Completion, deleveraging will, however, remain a priority and may restrict the amount of dividends the Combined Group is able to pay.

4.4	Forward-looking statements

The statements made in this section 4 are “forward-looking statements” that are based on current expectations and view of future events and developments of AB InBev and Newbelco.

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These statements are naturally subject to uncertainty and changes in circumstances and there can be no assurance that the actual results or developments anticipated by AB InBev and Newbelco will be realised or, even if substantially realised, that they will have the expected consequences to, or effect on, AB InBev, Newbelco or their business or operations.

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5.	THE BELGIAN MERGER

5.1	Rationale of the Belgian Merger

The Belgian Merger is part of the Transaction described above. For more detail on the rationale of the Transaction, please refer to section 4 of these Merger Terms.

5.2	Identification of the merging companies

5.2.1	Absorbed company: AB InBev

AB InBev is a limited liability company (société anonyme / naamloze vennootschap) incorporated under Belgian law with registered office at 1 Grand’ Place, 1000 Brussels and registered in the Crossroads Bank for Enterprises under number 0417.497.106 RPM/RPR (Brussels). AB InBev’s corporate purpose is set out in article 4 of its articles of association, which reads as follows:

“The company’s corporate purpose is:

a)        to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

b)        to purchase, construct, convert, sell, let and sublet, lease, license and operate in any form whatsoever all real property and real property rights and all businesses, movable property and movable property rights connected with its activities;

c)        to acquire and manage participating interests and shares in companies or undertakings having a corporate purpose similar or related to, or likely to promote the attainment of, any of the foregoing corporate purposes, and in financial companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of its board of directors or the like governing body; and

d)        to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

It may, within the scope of its corporate purpose, engage in all civil, commercial, industrial and financial transactions either within or outside Belgium.

It may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all undertakings, companies or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.”

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Based on the latest notifications made to AB InBev and the FSMA in accordance with article 6 of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE and in accordance with article 74 of the Belgian Law of 1 April 2007 on takeover bids or information based on public filings with the SEC, the shareholding structure of AB InBev is as follows:

Major shareholders	Number of AB InBev’s shares held	% of the voting rights attached to AB InBev’s outstanding shares held
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the Stichting)	663,074,832	41.24%
EPS Participations S.à.R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) S.A., its parent company(1)	130,257,459	8.10%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with BRC S.à.R.L.(1)	99,999	0.01%
Rayvax Société d’Investissement S.A., a company incorporated under Belgian law	484,794	0.03%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	6,997,665	0.44%
Stichting Fonds Baillet Latour, a stichting incorporated under Dutch law	0	0%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds Baillet Latour under Dutch law, that controls it(2)	5,485,415	0.34%
BRC S.à.R.L., a company incorporated under Luxembourg law, affiliated to the Stichting that it jointly controls with Eugénie Patri Sébastien (EPS) S.A.	37,598,236	2.34%
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissement S.A., its parent company	10	<0.01%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of article 3, §2 of the Takeover Law	3,645,605	0.23%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of article 3, §2 of the Takeover Law	4,468	<0.01%

Notes:

(1)

The percentages mentioned in the above table are based on the last notification made by the shareholders referred to in the table and take into account the number of AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries as at such date.

(2)

On 18 December 2013, Eugénie Patri Sébastien (EPS) S.A. contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held directly in AB InBev, except for 100,000 shares.

(3)	On 27 December 2013, Stichting Fonds Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.

The entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, 13° of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE and (ii) the eleventh and twelfth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian Law of 1 April 2007 on takeover bids) and hold 847,648,483 of AB InBev Shares, representing 52.72% of the voting rights attached to AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. Pursuant to AB InBev’s articles of association, shareholders are required to notify AB InBev as soon as the amount of securities held giving voting right exceeds or falls below a 3% threshold.

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5.2.2	Absorbing company: Newbelco

Newbelco is a limited liability company (société anonyme / naamloze vennootschap) incorporated under Belgian law with registered office at 97 rue Royale, 1000 Brussels and registered in the Crossroads Bank for Enterprises under number 0649.641.563 RPM/RPR (Brussels). Newbelco’s corporate purpose is set out in article 3 of Newbelco’s current articles of association, which reads as follows:

“The company’s corporate purpose is:

a)        to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

b)        to purchase, construct, convert, sell, let and sublet, lease, license and operate in any form whatsoever all real property and real property rights and all businesses, movable property and movable property rights connected with its activities;

c)        to acquire and manage participating interests and shares in companies or undertakings having a corporate purpose similar or related to, or likely to promote the attainment of, any of the foregoing corporate purposes, and in financial companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of its board of directors or the like governing body; and

d)        to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

It may, within the scope of its corporate purpose, engage in all civil, commercial, industrial and financial transactions either within or outside Belgium.

It may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all undertakings, companies or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.”

All shares of Newbelco currently outstanding are the Incorporation Shares held by SABMiller International B.V. (6,149,999 shares) and Phidias Management SA (1 share).

Following the Capital Increase and the cancellation of the Incorporation Shares, the UK Scheme Shareholders will be the only shareholders in Newbelco and will own all of the outstanding share capital of Newbelco.

After the closing of the Belgian Offer and the Reclassification and Consolidation, but before completion of the Belgian Merger, the share capital of Newbelco will therefore be held as follows:

●	between 568,689,906 and 577,690,210 New Ordinary Shares will be held by AB InBev; [6] and

●	between 316,999,695 and 326,000,000 Restricted Newbelco Shares will be held by the UK Scheme Shareholders having elected for the Partial Share Alternative,

[6]

The number of shares mentioned in this paragraph assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. See footnote 1 for the calculation of the number of 1,657,262,457 UK Scheme Shares.

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in each case depending on the number of UK Scheme Shareholders having validly elected (or were deemed to have elected) for the Partial Share Alternative.

5.3	Conditions precedent to the Belgian Merger and procedure

5.3.1	AB InBev Resolutions

The Belgian Merger is conditional upon the AB InBev Resolutions being passed at the AB InBev General Meeting. The AB InBev Resolutions include the approval of the acquisition of the Initial Newbelco Shares pursuant to the Belgian Offer and the approval of the Belgian Merger.

Pursuant to article 23 of the articles of association of AB InBev, the acquisition of the Initial Newbelco Shares pursuant to the Belgian Offer requires the approval of the AB InBev Shareholders with a positive vote of 75% of the AB InBev Shares attending or represented at the AB InBev General Meeting, regardless of the number of AB InBev Shares attending.

Pursuant to article 699 of the Belgian Companies Code, the Belgian Merger requires the approval of the AB InBev Shareholders by a majority of 75% of the votes cast and the AB InBev Shareholders present at the meeting must represent at least 50% of AB InBev’s share capital.

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who collectively held approximately 51.68% of the voting rights attached to AB InBev’s shares outstanding as at 30 June 2016, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and the Belgian Merger at the AB InBev General Meeting.

AB InBev has agreed to pay or procure the payment to SABMiller of a break payment amounting to USD 3 billion if, amongst others, the AB InBev Resolutions are not passed at the AB InBev General Meeting, unless the Co-operation Agreement has already been terminated in accordance with its terms.

The AB InBev General Meeting is scheduled to take place on or around 28 September 2016.

5.3.2	Newbelco Resolutions

The Belgian Merger is also conditional upon the Newbelco Resolutions being passed at the Newbelco General Meeting (i.e., at the time the approval will be sought, by the holders of the Incorporation Shares). The Newbelco Resolutions include the approval of the Capital Increase, the Belgian Merger, the adoption of new articles of association of Newbelco and the cancellation of the Incorporation Shares.

Pursuant to articles 699 (with respect to the Belgian Merger), 581 (with respect to the Capital Increase), 558 (with respect to the adoption of new articles of association of Newbelco) and 612 (with respect to the cancellation of the Incorporation Shares) of the Belgian Companies Code, such resolutions require the approval of Newbelco Shareholders by a majority of 75% of the votes cast and the Newbelco Shareholders present at the meeting must represent at least 50% of Newbelco’s share capital.

The Newbelco General Meeting is scheduled to take place on or around 28 September 2016.

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5.3.3	Closing of the Belgian Offer and transfer of the Initial Newbelco Shares

The Belgian Merger is furthermore conditional on (i) the Belgian Offer completing in accordance with its terms and (ii) the Initial Newbelco Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the Final Notarial Deed (or such later date as AB InBev may determine). It is intended that the Belgian Offer will open and close on the day following the date on which the Capital Increase occurs, i.e. on or around 7 October 2016. The transfer of the Initial Newbelco Shares tendered to AB InBev will take place by recordation in the share register of Newbelco promptly after the Belgian Offer has closed.

5.3.4	Final Notarial Deed

The Belgian Merger will take effect on the date on which the designated notary in Belgium (i) shall have received confirmation that all conditions to which the Belgian Merger is subject (except the passing of the Final Notarial Deed) have been satisfied or waived (as applicable) and (ii) further to the receipt of such confirmation, shall have certified that the Belgian Merger is completed by passing the Final Notarial Deed.

Based on the timetable contemplated at the date of these Merger Terms, the date intended for the passing of the Final Notarial Deed is on or around 10 October 2016.

5.4	Effect of the merger

The Belgian Merger is a merger by absorption under articles 693 and following of the Belgian Companies Code, whereby:

●

Newbelco will automatically substitute AB InBev in all its rights and obligations and all assets and liabilities of AB InBev will be transferred to Newbelco under universal succession of title; such transfer will relate to all assets and rights held by AB InBev, including any real estate and intellectual rights the transfer of which will be enforceable towards third parties upon completion of the formalities required for the transmission of such rights;

●	the AB InBev Shareholders will become shareholders of Newbelco;

●	AB InBev ADSs, each representing one AB InBev Share, will instead represent one New Ordinary Share, thereby becoming Newbelco ADSs; and

●	AB InBev will cease to exist following its dissolution without liquidation.

5.5	Exchange ratio

5.5.1	Exchange ratio

In the context of the Belgian Merger, it is proposed that one New Ordinary Share will be issued to the AB InBev Shareholders in exchange for one AB InBev Share, without any cash compensation.

5.5.2	Capital increase and number of shares resulting from the Belgian Merger

The Belgian Merger will result in (i) a capital increase of Newbelco by an amount of EUR 1,238,608,344.12 and (ii) the recordation by Newbelco of an amount of EUR 13,186,369,502.01 as issuance premium. Such capital increase shall be made through the issue of 1,608,242,156 New Ordinary Shares to the AB InBev Shareholders, in accordance with the exchange ratio retained for the Belgian Merger.7

[7]

The amount of the capital increase and issue premium and the number of shares to be issued by Newbelco as a result of the Belgian Merger are based on the amount of capital and issue premium and the number of shares existing at the level of AB InBev prior to the Belgian Merger.

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Taking into account the treasury shares that will be retained by Newbelco, upon Completion, the outstanding share capital of Newbelco will consist of:

-	1,693,242,156 New Ordinary Shares[8]; and

-	between 316,999,695 and 326,000,000 Restricted Newbelco Shares, depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative.

Further details relating to the level of the share capital and issue premium account of Newbelco after completion of the Belgian Merger (taking into account the reduction of the share capital and issue premium account which will take place upon completion of the Belgian Merger with a view to creating reserves in Newbelco) will be provided in the reports to be issued by the boards of directors of AB InBev and Newbelco pursuant to article 694 of the Belgian Companies Code.

5.6	Form of the Newbelco Shares issued as a result of the Belgian Merger

It is expected that the New Ordinary Shares to be issued to the former AB InBev Shareholders in the context of the Belgian Merger will be delivered (i) in registered form to the former AB InBev Shareholders that held their shares in AB InBev in registered form or (ii) in dematerialised form to the former AB InBev Shareholders that held their shares in AB InBev in dematerialised form. It is further expected that AB InBev Shareholders will no longer be entitled to request the conversion of their AB InBev Shares from registered to dematerialised form, and vice versa, as from a date which will be specified in the listing prospectus relating to the admission to trading and listing of all New Ordinary Shares on Euronext Brussels, prepared in accordance with the Belgian law of 16 June 2006, which will be published on or about the same date as the date on which the convening notices to the AB InBev General Meeting will be published. Please refer to the section entitled “Listing and delivery of the shares” in Part IX of such prospectus for further details.

The New Ordinary Shares will be issued promptly upon Completion by recordation in the share register of Newbelco and will be delivered as follows:

●	the New Ordinary Shares to be delivered in registered form will be recorded in the name of the relevant shareholders in the share register of Newbelco; and

●

the New Ordinary Shares to be delivered in dematerialised form will be recorded in the share register of Newbelco in the name of Euroclear, the Belgian central securities depository in its capacity as settlement institution; such shares will be delivered in book-entry form free of payment to the securities accounts of the relevant shareholders via Euroclear as soon as practicable following Completion.

The above description on the issuance and delivery of the New Ordinary Shares to the former AB InBev Shareholders may be amended or refined based on the finalisation of the practical

[8]

This number of shares results from the sum of (i) the 1,608,242,156 New Ordinary Shares that will be issued to the AB InBev Shareholders and (ii) the 85,000,000 New Ordinary Shares which will be retained by Newbelco upon Completion.

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implementation of the Transaction. If the above description would need to be amended or refined, AB InBev and Newbelco will make available any relevant additional information in due course, without having to file any amended version of these Merger Terms.

Shareholders and investors who, after delivery, wish to have their dematerialised shares registered, should request that Newbelco record their shares in Newbelco’s share register. Holders of registered shares may request that their registered shares be converted into dematerialised shares and vice versa, at their own cost.

5.7	Date as of which the Newbelco Shares issued as a result of the Belgian Merger entitle their owner to profits

All holders of New Ordinary Shares and all Restricted Newbelco Shareholders will be entitled to participate in the profits of Newbelco for each financial year, including the year ending on 31 December 2016.

5.8	Date as of which the transactions of AB InBev are deemed to be taken for the account of Newbelco

The Belgian Merger will not have any retroactive effect for accounting purpose. All acts and transactions of AB InBev shall be deemed to be effected by and for the account of Newbelco as from the date of the Final Notarial Deed.

5.9	Rights attributed by Newbelco to the shareholders of AB InBev who hold special rights, as well as to the holders of other securities of AB InBev

There are no shareholders or holders of other securities of AB InBev currently holding special rights. All shares of AB InBev are ordinary shares, all having the same rights.

After the closing of the Belgian Offer and the Reclassification and Consolidation, the AB InBev Reference Shareholder and the Restricted Newbelco Shareholders will have the following special nomination rights with respect to the composition of the board of directors of Newbelco:

-

so long as the AB InBev Reference Shareholder (together with its affiliates and successors) owns more than 30% of shares with voting rights in the share capital of Newbelco, nine directors will be appointed by the shareholders’ meeting upon proposal by the AB InBev Reference Shareholder; and

-

so long as the Restricted Newbelco Shareholders (together with their affiliates and successors) own (subject to certain restrictions), more than 13.5%, 9% or 4.5% of shares with voting rights in the share capital of Newbelco, they will be entitled to propose for appointment by the shareholders’ meeting, respectively, three, two or one directors.

Such rights will be further described in the articles of association of Newbelco.

5.10	Remuneration of the auditors of the merging companies

The remuneration of the auditors for the preparation of the report to be drafted pursuant to article 695 of the Belgian Companies Code in connection with the Belgian Merger amounted to EUR 82,000 for the auditor of AB InBev and EUR 82,000 for the auditor of Newbelco.

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5.11	Special benefits granted to the members of the management bodies of the merging companies

No special benefits have been granted to directors of AB InBev or Newbelco in connection with the Belgian Merger.

5.12	Creditors’ rights

Upon the Belgian Merger taking effect, the creditors of AB InBev will, as a result of the universal transfer of title, become direct creditors of Newbelco.

Pursuant to article 684 of the Belgian Companies Code, creditors of AB InBev and creditors of Newbelco can request additional security in relation to outstanding claims that existed prior to the publication in the Annexes to the Belgian State Gazette of the deed establishing completion of the Belgian Merger but have not yet matured or are subject to litigation or arbitration. Such additional security may be requested within two months from such publication in the Belgian State Gazette.

Newbelco can set aside any request by settling the claim at its fair value after deduction of a discount. In the absence of an agreement or if the creditors remain unpaid, the request is referred to the president of the commercial court in the judicial district of the debtor’s registered office who will determine if a security is to be provided and the time limit within which such security must be set as the case may be. If the security is not provided within the set timeframe, the claim shall immediately become due and payable.

5.13	Availability of information

In accordance with article 693 of the Belgian Companies Code, these Merger Terms will be filed with the registry of the Commercial Court of Brussels and published in the Annexes to the Belgian State Gazette at least six weeks before the date of the respective shareholders’ meetings of AB InBev and Newbelco that will be convened to decide on the Belgian Merger. These Merger Terms shall also be made available in due course on the website of AB InBev.

Since these Merger Terms are dated more than six months after 31 December 2015 (which is the end of the accounting period of AB InBev and Newbelco), an interim balance sheet of Newbelco as at 30 June 2016 will be available at the registered office of both merging companies pursuant to article 697, §2, 5° of the Belgian Companies Code (to the extent applicable). AB InBev is not required to provide any such interim balance sheet pursuant to article 697, §2, 5°of the Belgian Companies Code since it publishes a half-yearly financial report in accordance with Belgian law. The half-yearly financial report published by AB InBev on 29 July 2016 will be available at the registered office of both merging companies.

Pursuant to article 697, §2 of the Belgian Companies Code, the following documents shall be made available to the shareholders of the merging companies at the offices of each merging company at least one month prior to the shareholders’ meetings of such companies that will be convened to decide on the Belgian Merger:

●	the present Merger Terms;

●	the reports of the boards of directors of each merging company on the Belgian Merger, drafted in accordance with article 694 of the Belgian Companies Code;

●	the report of the statutory auditor of each merging company, drafted in accordance with article 695 of the Belgian Companies Code;

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●	the annual financial statements, the annual reports of the board of directors and the reports of the auditor of AB InBev of the last three financial years;

●	the half-yearly financial report of AB InBev published on 29 July 2016

●	financial statements of Newbelco as at its incorporation date;

●	an interim balance sheet of Newbelco as at 30 June 2016; and

●	the annual financial statements of SABMiller of the last three financial years.

5.14	Responsibility statement

The directors of AB InBev, whose names are set out in Schedule 2 to these Merger Terms, accept responsibility for the information contained in these Merger Terms, except for the information for which the directors of Newbelco accept responsibility in accordance with the paragraph below. To the best of the knowledge of the directors of AB InBev (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Newbelco, whose names are set out in in Schedule 2 to these Merger Terms, accept responsibility for the information contained in these Merger Terms relating to Newbelco. To the best of the knowledge of the directors of Newbelco (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

5.15	Languages

These Merger Terms have been drawn up in French, Dutch and English. The contents of these Merger Terms have been discussed and agreed by the merging companies in the English language. In case of differences between the French, Dutch and English versions of these Merger Terms, the English version will prevail.

5.16	Power-of-attorney

A special power of attorney is granted to Vincent Macq, Davina Devleeschouwer, Charles-Philippe Rase, Matthias De Witte, Philip Van Nevel and Els De Troyer of the law firm Freshfields Bruckhaus Deringer LLP, with professional address at 5 Place du Champ de Mars, 1050 Brussels, Belgium, each with power to act alone and to substitute: (i) to file the Merger Terms at the registry of the Commercial Court of Brussels; (ii) to request the publication of the Merger Terms in the Annexes of the Belgian State Gazette; and (iii) to proceed with any action required for the filing and publication of the Merger Terms in Belgium.

[signature page follows]

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These Merger Terms have been executed on 1 August 2016 in six original copies. Two originals will be deposited in the files of AB InBev at the registry of the commercial court of Brussels, two originals will be deposited in the files of Newbelco at the registry of the commercial court of Brussels and one original will be kept at the registered offices of each of the merging companies.

For the board of directors of the absorbed company, Anheuser-Busch InBev SA/NV

/s/ Grégoire de Spoelberch	/s/ Alexandre Van Damme
Grégoire de Spoelberch Director	Alexandre Van Damme Director

For the board of directors of the absorbing company, Newbelco SA/NV

/s/ Wouter Vanmechelen	/s/ Irene Florescu
Wouter Vanmechelen Director	Irene Florescu Director

Schedules:

1.	Definitions

2.	Directors of AB InBev and Newbelco

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Schedule 1

Definitions

AB InBev

Anheuser-Busch InBev SA/NV, a limited liability company (société anonyme / naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

AB InBev ADSs	American Depositary Shares of AB InBev

AB InBev Board	the board of directors of AB InBev

AB InBev General Meeting

the general meeting of AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Offer, the Belgian Merger and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions

AB InBev Group	AB InBev and the group of companies owned and/or controlled by AB InBev

AB InBev Reference Shareholder	Stichting Anheuser-Busch InBev or any successor thereof

AB InBev Resolutions

any resolutions to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect (i) the Belgian Offer; (ii) the Belgian Merger; and (iii) any other step of the Transaction

AB InBev Shareholders	holders of AB InBev Shares and/or AB InBev ADSs from time to time

AB InBev Shares	AB InBev ordinary shares

Acceptance Form	the acceptance form to be attached to the Belgian Offer prospectus

Acceptance Period	the acceptance period to be indicated in the Belgian Offer prospectus

ADR	American Depositary Receipt

ADS	American Depositary Share

Altria	Altria Group, Inc.

Ambev	Ambev S.A.

Belgian Companies Code	the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time

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Belgian Merger

the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group

Belgian Offer	the voluntary cash takeover offer to be made by AB InBev for all of the Initial Newbelco Shares pursuant to the Takeover Law and the Takeover Royal Decree

BEVCO	BEVCO Ltd.

BRC	BRC S.à.r.l.

Business Day	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in each of London, Brussels, Johannesburg and New York

Capital Increase

the capital increase of Newbelco against the contribution in kind by the UK Scheme Shareholders of their UK Scheme Shares and the issue of Initial Newbelco Shares to such UK Scheme Shareholders in exchange for such contribution to be approved by the Newbelco General Meeting in connection with the implementation of the UK Scheme

Cash Consideration	the cash proceeds to be received by the UK Scheme Shareholders who do not elect (and are not deemed to elect) for the Partial Share Alternative under and subject to the terms of the Transaction

Combined Group	the enlarged group following the Transaction, comprising the AB InBev Group, the SABMiller Group and Newbelco

Completion	completion of the Belgian Merger (which will not occur until after (i) the UK Scheme has become effective; and (ii) the subsequent closing of the Belgian Offer)

Consolidation Factor	185.233168056448

Co-operation Agreement	the agreement dated 11 November 2015 between AB InBev and SABMiller and relating, among other things, to the implementation of the Transaction, as amended from time to time

CREST

the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the UK Uncertificated Securities Regulations 2001 (as amended)

CSDP	central securities depository participant, a participant as defined in the South African Financial Markets Act, 19 of 2012 (as amended)

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Deferred Shares

the 50,000 deferred shares of £1.00 each issued by SABMiller, which will be repurchased and held in treasury by SABMiller prior to the UK Scheme Record Time in consideration of the payment of £1 for all such shares

EBITDA	profit from operations plus depreciation, amortisation and impairment, normalised to exclude exceptional items

EDD Agreement	the agreement entered into between AB InBev and the South African Government in terms of which AB InBev made commitments to contribute to South Africa, announced on 14 April 2016

Election

an election made for the Cash Consideration or the Partial Share Alternative, including both an Electronic Election and an election made by the Form of Election, and (where the context so requires) an election deemed to have been made pursuant to the terms of the UK Scheme

Electronic Election	an election made via CREST or the STRATE System for the Cash Consideration or the Partial Share Alternative by a UK Scheme Shareholder who holds UK Scheme Shares in uncertificated form

EPS	EPS Participations S.à.r.l.

Euroclear	CIK SA/NV (Euroclear Belgium)

Euronext Brussels

the regulated market operated by Euronext Brussels NV/SA, a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (MiFID)

Final Dividend	the final dividend for the year ended 31 March 2016 of US$0.9375 proposed by the SABMiller Board

Final Notarial Deed	the notarial deed acknowledging completion of the Belgian Merger

Form of Election	the form of election relating to the Cash Consideration and the Partial Share Alternative to be sent to SABMiller Shareholders who hold their SABMiller Shares in certificated form

FSMA

the Belgian Financial Services and Market Authority (Autorité des Services et Marchés Financiers / Autoriteit voor Financiële Diensten en Markten), which succeeded the Belgian Banking, Finance and Insurance Commission as the financial regulatory agency for Belgium on 1 April 2011

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Incorporation Shares

the 6,150,000 registered shares without nominal value issued by Newbelco on 3 March 2016 and outstanding as at the date of these Merger Terms, which will be cancelled with effect simultaneously with the completion of the Capital Increase

Initial Newbelco Shares	the ordinary shares in the capital of Newbelco to be issued to UK Scheme Shareholders pursuant to the terms of the UK Scheme

Johannesburg Stock Exchange	the securities exchange operated by the JSE under the South African Financial Markets Act, 19 of 2012 (as amended)

JSE

JSE Limited, a public company incorporated in accordance with the laws of South Africa under registration number 2005/022939/06 and licensed to operate an exchange under the South African Financial Markets Act, 19 of 2012 (as amended)

Merger Terms

these common draft terms of merger dated 1 August 2016 as prepared by the respective boards of directors of AB InBev and Newbelco in relation to the Belgian Merger in accordance with Article 693 of the Belgian Companies Code

Newbelco

Newbelco SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

Newbelco ADS	an ADS of Newbelco, represented by an ADR

Newbelco General Meeting

the general meeting of the Newbelco Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newbelco Resolutions

Newbelco Resolutions

any resolutions to be taken by the Newbelco General Meeting (composed at the moment such resolutions are adopted of the holders of the Incorporation Shares) as are necessary or useful to approve, implement and effect (i) the Capital Increase; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco with effect from closing of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from closing of the Belgian Offer; (v) the cancellation of the Newbelco Shares held by the incorporators of Newbelco; and (vi) any other step of the Transaction

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Newbelco Shareholders	holders of Newbelco Shares and/or Newbelco ADSs from time to time

Newbelco Shares	the Incorporation Shares, the Initial Newbelco Shares, the Restricted Newbelco Shares or the New Ordinary Shares, as applicable

New Ordinary Shares

the ordinary shares in Newbelco (i) resulting from the consolidation of the Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer, (ii) to be issued to AB InBev Shareholders pursuant to the Belgian Merger upon Completion, and (iii) to be issued from time to time following Completion and into which the Restricted Newbelco Shares can be converted in accordance with their terms

Nominee Shareholder	a UK Scheme Shareholder that holds UK Scheme Shares in a business or professional capacity for and on behalf of one or more persons

NYSE	the New York Stock Exchange

Offer Agent	BNP Paribas Fortis SA/NV

Partial Share Alternative

the alternative whereby UK Scheme Shareholders (other than Restricted Overseas Shareholders) may elect (or are deemed to elect) to receive Restricted Newbelco Shares and cash instead of the Cash Consideration under and subject to the terms of the Transaction

Permitted Dividend

any dividend announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six month period ending 30 September or 31 March prior to Completion, provided that:

(a) any such dividend shall not exceed:

(i) US$0.2825 per SABMiller Share for the six month period ended 30 September 2015;

(ii) US$0.9375 per SABMiller Share for the six month period ended 31 March 2016 (with the sum of (i) and (ii) not to exceed US$1.22 per SABMiller Share);

(iii) in respect of any subsequent six month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 30 September 2015; and

(iv) in respect of any subsequent six month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 31 March 2016;

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	(b)	any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in that year;
(c)

the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d)

the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e)

the resolution at the relevant general meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the UK Scheme Effective Time has not occurred prior to that date

Phidias Management SA

Phidias Management SA, a limited liability company (société anonyme / naamloze vennootschap) incorporated under Belgian law with registered office at 97 rue Royale, 1000 Brussels and registered in the Crossroads Bank for Enterprises under number 0447.279.272 RPM/RPR (Brussels) and a subsidiary of Intertrust (Belgium) NV

Proposed Structure	the proposed structure of the Transaction, as set out in section 2 of these Merger Terms

Reclassification and Consolidation	(a)

the automatic reclassification and consolidation of any Initial Newbelco Shares which are retained after closing of the Belgian Offer by UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative on the basis of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of Restricted Newbelco Shares) and;

(b)

the automatic consolidation of any Initial Newbelco Shares which are acquired by AB InBev in the context of the Belgian Offer on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of New Ordinary Shares),

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in each case, upon the passing of the notarial deed acknowledging the closing of the Belgian Offer.

Restricted Newbelco Shareholders	the holders of Restricted Newbelco Shares

Restricted Newbelco Shares	restricted shares in the capital of Newbelco, which will come into existence as a result of the Reclassification and Consolidation

Restricted Overseas Shareholders	a UK Scheme Shareholder whom AB InBev requires SABMiller to treat as a Restricted Overseas Shareholder pursuant to the terms of the UK Scheme

Rule 2.7 Announcement	the joint announcement made by SABMiller and AB InBev dated 11 November 2015 in relation to the Transaction made pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers

SABMiller	SABMiller plc, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416

SABMiller ADSs	American Depositary Shares of SABMiller

SABMiller Board	the board of directors of SABMiller

SABMiller General Meeting

the general meeting of SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the SABMiller Resolutions

SABMiller Group	SABMiller and the group of companies owned and/or controlled by SABMiller

SABMiller International BV

SABMiller International BV, a company incorporated under Dutch law, with registered office at 7548XA Enschede, Brouwerslaan 1, The Netherlands, registered with the companies’ registry under number 24379935, and being a wholly owned indirect subsidiary of SABMiller

SABMiller Registrar	the SABMiller UK Registrar and/or the SABMiller South African Registrar

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SABMiller Resolutions

such shareholder resolutions of SABMiller as are necessary to approve, implement and effect the UK Scheme, the Belgian Merger, changes to SABMiller’s articles of association, and the buy-back of the Deferred Shares

SABMiller Shareholders	the holders of SABMiller Shares from time to time

SABMiller Shares	the ordinary shares of US$0.10 each in the capital of SABMiller

SABMiller South African Registrar	Computershare Investor Services Proprietary Limited, the registrars of SABMiller in South Africa

SABMiller UK Registrar	Equiniti Limited, the registrars of SABMiller in the United Kingdom

SEC	the United States Securities and Exchange Commission

South Africa	the Republic of South Africa

South African Register

the branch register of members of SABMiller within the meaning of section 129 of the South African Companies Act and article 116 of SABMiller’s Articles of Association kept and maintained on behalf of SABMiller by the SABMiller South African Registrar, in South Africa

STRATE

Strate Proprietary Limited, a private company incorporated in accordance with the laws of South Africa under registration number 1998/022242/07, being a registered central security depositary in terms of the South African Financial Markets Act, 19 of 2012 (as amended), and which manages the electronic clearing and settlement system for transactions that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

STRATE System

the system for electronic clearing and settlement and holding of uncertificated securities operated by STRATE for dealings that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

Takeover Law	the Belgian law of 1 April 2007 on public takeover bids

Takeover Royal Decree	the Belgian Royal Decree of 27 April 2007 on public takeover bids

Transaction	the proposed business combination between SABMiller and AB InBev, to be effected by the Proposed Structure

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

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UK Agent	a third party agreed by SABMiller and AB InBev, being the agent irrevocably appointed by the UK Scheme Shareholders pursuant to the UK Scheme

UK Court	the High Court of Justice in England and Wales

UK Panel	UK Panel on Takeovers and Mergers

UK Registrar of Companies	the Registrar of Companies in England and Wales

UK Scheme

the proposed scheme of arrangement under Part 26 of the UK Companies Act 2006 between SABMiller and UK Scheme Shareholders to implement the acquisition of SABMiller by Newbelco with or subject to any modification, addition or condition approved or imposed by the UK Court (and agreed to by AB InBev and SABMiller)

UK Scheme Court Meeting

the meeting or meetings of holders of UK Scheme Shares (or any class or classes thereof) convened pursuant to section 896 of the UK Companies Act 2006 to consider and, if thought fit, approve the UK Scheme, including any adjournment thereof

UK Scheme Court Order	the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the UK Companies Act 2006

UK Scheme Document	the document to be dispatched to SABMiller Shareholders, including the particulars required by section 897 of the UK Companies Act 2006 and incorporating the notice of the SABMiller General Meeting

UK Scheme Effective Time	the time and date at which the UK Scheme becomes effective in accordance with its terms

UK Scheme Record Time	the time and date specified as such in the UK Scheme

UK Scheme Shareholders	holders of UK Scheme Shares as at the UK Scheme Record Time

UK Scheme Shares	(a) the SABMiller Shares in issue at the date of the UK Scheme Document;
(b) any SABMiller Shares issued after the date of the UK Scheme Document and prior to the Voting Record Time; and
(c)

any SABMiller Shares issued at or after the Voting Record Time and at or prior to the UK Scheme Record Time on terms that the holder thereof shall be bound by the UK Scheme, or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the UK Scheme, in each case remaining in issue at the UK Scheme Record Time, but excluding any SABMiller Shares held by SABMiller in treasury

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Underlying Shareholder	(a) in respect of UK Scheme Shares held outside of the STRATE System by a Nominee Shareholder, the person on whose behalf the Nominee Shareholder is holding such UK Scheme Shares; and
(b)

in respect of UK Scheme Shares held in the STRATE System, the person on whose behalf the relevant CSDP is holding such UK Scheme Shares or, if held in own name dematerialised form, the person named in the STRATE System as the holder of such UK Scheme Shares in each case irrespective of whether or not such person holds or may hold the beneficial interest in the relevant UK Scheme Shares

US	the United States of America

Value Reduction

the reduction of the value of the Cash Consideration and the Partial Share Alternative in case of any dividend or other distribution announced, declared, made or paid in respect of the SABMiller Shares on or after the date of the Rule 2.7 Announcement and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend

Voting Record Time

6.30 p.m. London time on the day which is two days prior to the date of the UK Scheme Court Meeting or, if the UK Scheme Court Meeting is adjourned, 6.30 p.m. on the day which is two days before the date of such adjourned meeting

Zenzele Scheme	SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme

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Schedule 2

Directors of AB InBev and Newbelco

1.	Directors of AB InBev

Olivier GOUDET

Alexandre BEHRING

M. Michele BURNS

Paul CORNET de WAYS RUART

Stéfan DESCHEEMAEKER

Valentin DIEZ MORODO

Paulo Alberto LEMANN

Elio LEONI SCETI

Kasper RORSTED

Carlos Alberto da VEIGA SICUPIRA

Grégoire de SPOELBERCH

Marcel Herrmann TELLES

Alexandre VAN DAMME

Maria Asuncion ARAMBURUZABALA

2.	Directors of Newbelco

Christophe TANS

Irene FLORESCU

Wouter VANMECHELEN

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TABLE OF CONTENTS

1.	OVERVIEW OF THE TRANSACTION	1

1.1	ANNOUNCEMENT AND CO-OPERATION AGREEMENT	1

1.2	CONDITIONS TO THE TRANSACTION	2

2.	STRUCTURE OF THE TRANSACTION	2

2.1	DESCRIPTION AND SCHEMATIC OVERVIEW	2

2.2	THREE-STAGE TRANSACTION STRUCTURE	6

2.3	TIMETABLE AND POSSIBLE EXTENSIONS	14

3.	CONDITIONS PRECEDENT	15

3.1	THE UK SCHEME	15

3.2	THE BELGIAN OFFER	16

3.3	THE BELGIAN MERGER	16

4.	RATIONALE OF THE TRANSACTION	17

4.1	STRATEGIC RATIONALE FOR THE TRANSACTION	17

4.2	BUILDING ON THE STRENGTHS OF BOTH COMPANIES	19

4.3	COMBINED GROUP STRATEGY BUILT ON A CLEAR AND CONSISTENT BUSINESS MODEL	22

4.4	FORWARD-LOOKING STATEMENTS	26

5.	THE BELGIAN MERGER	28

5.1	RATIONALE OF THE BELGIAN MERGER	28

5.2	IDENTIFICATION OF THE MERGING COMPANIES	28

5.3	CONDITIONS PRECEDENT TO THE BELGIAN MERGER AND PROCEDURE	31

5.4	EFFECT OF THE MERGER	32

5.5	EXCHANGE RATIO	32

5.6	FORM OF THE NEWBELCO SHARES ISSUED AS A RESULT OF THE BELGIAN MERGER	33

5.7	DATE AS OF WHICH THE NEWBELCO SHARES ISSUED AS A RESULT OF THE BELGIAN MERGER ENTITLE THEIR OWNER TO PROFITS	34

5.8	DATE AS OF WHICH THE TRANSACTIONS OF AB INBEV ARE DEEMED TO BE TAKEN FOR THE ACCOUNT OF NEWBELCO	34

5.9	RIGHTS ATTRIBUTED BY NEWBELCO TO THE SHAREHOLDERS OF AB INBEV WHO HOLD SPECIAL RIGHTS, AS WELL AS TO THE HOLDERS OF OTHER SECURITIES OF AB INBEV	34

5.10	REMUNERATION OF THE AUDITORS OF THE MERGING COMPANIES	34

5.11	SPECIAL BENEFITS GRANTED TO THE MEMBERS OF THE MANAGEMENT BODIES OF THE MERGING COMPANIES	35

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5.12	CREDITORS’ RIGHTS	35

5.13	AVAILABILITY OF INFORMATION	35

5.14	RESPONSIBILITY STATEMENT	36

5.15	LANGUAGES	36

5.16	POWER-OF-ATTORNEY	36

SCHEDULE 1 DEFINITIONS		38

SCHEDULE 2 DIRECTORS OF AB INBEV AND NEWBELCO		48

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Forward Looking Statements

This document contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this document include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the business combination of AB InBev and SABMiller, AB InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for a registration statement filed with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made

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only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.

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